For immediate release

Sify reports revenues of INR 3160 million for Q2 of FY 2014-15
EBITDA for the quarter stood at INR 456 million

Chennai, Monday, October 16, 2014: Sify Technologies Limited (NASDAQ: SIFY), a leader in Managed Enterprise, Network, IT and Software services in India with global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2014-15.

PERFORMANCE HIGHLIGHTS:

•	Revenue for the quarter ended September 30, 2014 was INR 3160 million, an increase of 26% over the same quarter last year.
•	EBITDA for the quarter was INR 456 million, an increase of 8% over the same quarter last year.
•	Net Profit for the quarter was INR 90 million, down 15% versus the same quarter last year.
•	CAPEX during the quarter was INR 785 million. Cash balance at the end of the quarter was INR 1505 million.

Mr. Raju Vegesna, Chairman and Managing Director, said, “In August 2014, we were awarded the Golden Peacock award for Business Excellence; an endorsement of our management practices. Corporate Governance, Business Excellence and Industry best practices. Coming in the 15th year of our listing on NASDAQ, it is a recognition of the transparency with which we have conducted ourselves.

The experience and credibility gained on the recent network integration project completed for India’s Department of Posts has helped us to become a regular contender for large-scale IT refresh projects. It is encouraging that clients are now seeing us as knowledge partners and engaging us at the planning stage.

In an environment that is just recovering from recession, that should help us give a head start in future business.”

Mr. Kamal Nath, CEO, said, “We have seen significant traction among customers for our Data Centre Transformation services. With the new government firmly in place, we are also seeing quicker decision making among the Government and PSUs.

Our order books reflect deeper engagements. The composition of our major client projects is also changing, with multiple services, longer tenures and earlier engagement, long before the change is due.

This reflects positively on our efforts to promote our knowledge practices and our ability to service different size customers.”

Mr. M P Vijay Kumar, CFO, said, “While we are seeing consistent revenue growth, there has also been an increase in our expenditures, which has created some pressure on our Net Profit. Much of this increase is due to depreciation associated with our newly opened Data Centers, along with some implementation cost incurred during the final stages of a large network integration project. The network integration project is nearing completion, and we are working through the acceptance process, following which the associated revenues can be recognized. Our new state-of-the-art Data Centers will have an initial gestation period before the strong customer interest we are seeing translates into annuity revenues.

Cash balance at the end of the quarter was INR 1505 million.”

Financial Highlights

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended
Description	September	September	June
	2014	2013*	2014

Revenue	3,160	2,505	2,963

Cost of Revenues	(2,070)	(1,389)	(1,774)

Selling, General and Administrative Expenses	(634)	(693)	(706)

EBITDA	456	423	483

Depreciation and Amortisation expense	(293)	(251)	(275)

Net Finance Expenses	(105)	(75)	(103)

Other Income	32	9	8

Profit for the period	90	106	113

Reconciliation with Non-GAAP measure

Profit for the period	90	106	113
Add:
Depreciation and Amortisation expense	293	251	275

Net Finance Expenses	105	75	103
Less:
Other Income	(32)	(9)	(8)

EBITDA	456	423	483

*Previous period numbers have been regrouped in line with our Annual Report (Form 20 - F) for the year ending March 31,2014.

Business Highlights

Telecom

•	The Telecom business has increased orders by 26% over the previous quarter.
•	The business has added three banks, one among them India’s oldest PSU.
•	Another key win is a large franchised chain of American fast food restaurants.
•	Customers with links under management reaching 10% of the total base.

DC Services

•	This business has shown 31% growth in orders over the previous quarter.
•	One of India’s major tobacco manufacturer and distributor and a group company of a larger conglomerate signed up for hosting services.
•	The business also won an order from a leading multi-national life insurance company and a premier Railway Urban Co-operative Bank.

TIS

•	This business showed the highest order growth; more than 400% over previous quarter.
•	Four key State government Electricity Boards contracted for a large scale refresh of their distribution networks.
•	Two nationalised banks contracted for specific network services.
•	An Asian engineering major selected us to set up the Network for one of their clients in the energy sector.
•	The business signed a major voice collaboration deal with an IT major to help migrate a client across network protocols.
•	The business was picked to supply key networking gear to a large Indian multinational.

Cloud and Managed Services

•	The tobacco major mentioned earlier also signed up for managed hosting services.
•	A state government promoted IT and Biotech society and an online portal for idea incubation were the other signees.

Applications Integration Services

•	This business has shown order growth of more than 42% over the previous quarter.
•	The business signed up the retail food initiative of an Indian group.
•	A recognized body of Indian banking personnel also signed up for our services.
•	One of India’s oldest business houses and a Government of India organisation in infrastructure have also contracted us for a select set of services.

About Sify Technologies

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 1200 cities and towns in India. This telecom network today connects 38 Data Centres across India including Sify’s 6 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

A significant part of the company’s revenue is derived from Enterprise Services, comprised of Telecom services, Data Center services, Cloud and Managed services, Applications Integration services and Technology Integration services. Sify also provides services that cater to the burgeoning demands of the SMB community, much of it on its Cloud services platform.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in ISO / IEC 20000 - 1:2011 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure and in TL 9000 for Enterprise Network Services, Network Integration Services including Design, Implementation and Support services. The latter certification is telecommunication industry's quality system standard that expands the requirements of the International Standards Organization's ISO 9000 quality management standard in use by industries worldwide. Sify has licenses to operate NLD (National Long Distance), ILD (International Long Distance) services and ISP services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

Sify has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. The software team develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. For more information about Sify, visit www.sifycorp.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2014, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Public Relations	+1-646-284-9400
+91 44 22540777 (ext.2055)	truc.nguyen@grayling.com
praveen.krishna@sifycorp.com

20:20 Media

Ms. Divya Singh
+91 0 8552944004
divya.singh@2020msl.com